DREYFUS HIGH YIELD STRATEGIES FUND

Notice of Annual Meeting of Shareholders

To the Shareholders of:

DREYFUS HIGH YIELD STRATEGIES FUND

 The Annual Meeting of Shareholders of Dreyfus High Yield Strategies Fund (the "Fund") will be held at the offices of The Dreyfus Corporation, 200 Park Avenue, 7th Floor West, New York, New York 10166 on Thursday, August 4, 2005 at 10:00 a.m., for the following purposes:

1. To elect two Class III Trustees to serve for a three-year term and until their successors are duly elected and qualified;

2. To transact such other business as may properly come before the meeting, or any adjournment or adjournments thereof.

 Shareholders of record at the close of business on June 1, 2005 will be entitled to receive notice of and to vote at the meeting.

By Order of the Board



Michael A. Rosenberg
Assistant Secretary

New York, New York
June 16, 2005

WE NEED YOUR PROXY VOTE

A SHAREHOLDER MAY THINK HIS OR HER VOTE IS NOT IMPORTANT, BUT IT IS <u>VITAL</u>. BY LAW, THE ANNUAL MEETING OF SHAREHOLDERS OF THE FUND WILL HAVE TO BE ADJOURNED WITHOUT CONDUCTING ANY BUSINESS IF LESS THAN A QUORUM IS REPRESENTED. IN THAT EVENT, THE FUND WOULD CONTINUE TO SOLICIT VOTES IN AN ATTEMPT TO ACHIEVE A QUORUM. CLEARLY, YOUR VOTE COULD BE CRITICAL TO ENABLE THE FUND TO HOLD THE MEETING AS SCHEDULED, SO PLEASE RETURN YOUR PROXY CARD OR OTHERWISE VOTE PROMPTLY. YOU AND ALL OTHER SHAREHOLDERS WILL BENEFIT FROM YOUR COOPERATION.

DREYFUS HIGH YIELD STRATEGIES FUND

PROXY STATEMENT

Annual Meeting of Shareholders
to be held on Thursday, August 4, 2005

This proxy statement is furnished in connection with a solicitation of proxies by the Board of Trustees of Dreyfus High Yield Strategies Fund (the "Fund") to be used at the Annual Meeting of Shareholders of the Fund, to be held on Thursday, August 4, 2005 at 10:00 a.m., and at any adjournments thereof, at the offices of The Dreyfus Corporation ("Dreyfus"), 200 Park Avenue, 7th Floor West, New York, New York, 10166 for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. Shareholders of record at the close of business on June 1, 2005 are entitled to be present and to vote at the meeting. Each whole share of beneficial interest of the Fund is entitled to one vote and each fractional share shall be entitled to a proportionate fractional vote. Shares represented by executed and unrevoked proxies will be voted in accordance with the specifications made thereon. If the enclosed form of proxy is executed and returned, it nevertheless may be revoked by another proxy given later. To be effective, such revocation must be received prior to the meeting. In addition, any shareholder who attends the meeting in person may vote by ballot at the meeting, thereby canceling any proxy previously given. There were 71,487,233 shares of beneficial interest of the Fund outstanding as of June 1, 2005.

Proxy materials will be mailed to shareholders of record on or about June 28, 2005. **Copies of the Fund's current Annual Report have been mailed to its shareholders and may be obtained free of charge by writing to the Fund at 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144, or by calling 1-800-334-6899.** The principal executive offices of the Fund are located at 200 Park Avenue, New York, New York 10166.

PROPOSAL 1. ELECTION OF TRUSTEES

The Board of Trustees of the Fund is divided into three classes with the term of office of one class expiring at the annual meeting of shareholders of the Fund each year. It is proposed that shareholders of the Fund consider the election of two Class III Trustees to serve for three-year terms and until their respective successors are duly elected and qualified. The individual nominees (the "Nominees") proposed for election are listed below. Each Nominee currently serves as a Trustee of the Fund. Each Nominee has consented to being named in this proxy statement and has agreed to continue to serve as a Trustee if elected. Biographical information about each Nominee and information on each Nominee's ownership of Fund shares is set forth below. Biographical information about the Fund's Continuing Trustees, information on each Continuing Trustee's ownership of Fund shares, and other relevant information is set forth on Exhibit A.

The persons named as proxies on the accompanying proxy card intend to vote each such proxy for the election of the Nominees, unless shareholders specifically indicate on their proxies the desire to withhold authority to vote for elections to office. It is not contemplated that any Nominee will be unable to serve as a Trustee for any reason, but if that should occur prior to the meeting, the proxyholders reserve the right to substitute another person or persons of their choice as nominee or nominees.

None of the Nominees or Continuing Trustees are "interested persons" of the Fund, as defined in the Investment Company Act of 1940, as amended (the "1940 Act"). As independent trustees of an investment company, they play a critical role in overseeing fund operations and policing potential conflicts of interest between the Fund and its investment adviser and other service providers. The following tables present information about the Nominees, including their principal occupations and other board memberships and affiliations. The address of each Nominee is 200 Park Avenue, New York, New York 10166.

Name (Age) of Nominee Position with Fund (Since)	Principal Occupation During Past 5 Years	Other Board Memberships and Affiliations	Year Term Expires
CLASS III:			
Joseph S. DiMartino (61) Chairman of the Board (1999)	Corporate Director and Trustee	The Muscular Dystrophy Association, *Director* Levcor International, Inc., an apparel fabric processor, *Director* Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, *Director* The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, *Director* Azimuth Trust, an institutional asset management firm, *Member of Board of Managers and Advisory Board*	2008
J. Tomlinson Fort (77) Board Member (1998)	Retired; Of Counsel, Reed Smith LLP (1998 - 2004)	Allegheny College, *Emeritus Trustee* Pittsburgh Ballet Theatre, *Trustee* American College of Trial Lawyers, *Fellow*	2008

The table below indicates the dollar range of each Nominee's ownership of Fund shares and shares of other funds in the Dreyfus Family of Funds for which he is a Board member, in each case as of December 31, 2004.

Name of Nominee	Fund Shares	Aggregate Holdings of Funds in the Dreyfus Family of Funds for which Responsible as a Board Member
Joseph S. DiMartino	Over $100,000	Over $100,000
J. Tomlinson Fort	None	$50,001 - $100,000

As of December 31, 2004, none of the Nominees or their immediate family members owned securities of Dreyfus or any person (other than a registered investment company) directly or indirectly controlling, controlled by or under common control with Dreyfus.

The Fund has a standing audit committee comprised of all of the Trustees of the Fund who are not "interested persons" (as defined in the 1940 Act) of the Fund. The function of the audit committee is (1) to oversee the Fund's accounting and financial reporting processes and the audits of the Fund's financial statements and (2) to assist in the Board of Trustees' oversight of the integrity of the Fund's financial statements, the Fund's compliance with legal and regulatory requirements and the Independent Registered Public Accounting Firm's qualifications, independence and performance. A copy of the Fund's Audit Committee Charter, which describes the audit committee's purposes, duties and powers, was attached as an exhibit to last year's proxy statement dated June 21, 2004. The Fund also has a standing nominating committee comprised of all of the Trustees of the Fund who are not "interested persons" (as defined in the 1940 Act) of the Fund. The Fund's nominating committee is responsible for selecting and nominating persons as members of the Board of Trustees for election or appointment by the Board and for election by shareholders. Each nominating committee member is "independent" as defined by the New York Stock Exchange. A copy of the Fund's Nominating Committee Charter and Procedures was attached as an exhibit to last year's proxy statement dated June 21, 2004 (the "Nominating Committee Charter"). In evaluating potential nominees, including any nominees recommended by shareholders, the committee takes into consideration the factors listed in the Nominating Committee Charter, including character and integrity, business and professional experience, and whether the committee believes the person has the ability to apply sound and independent business judgment and would act in the interest of the Fund and its shareholders. The committee will consider recommendations for nominees from shareholders submitted to the Secretary of the Fund, c/o The Dreyfus Corporation Legal Department, 200 Park Avenue, 8th Floor West, New York, New York 10166, and including information regarding the recommended nominee as specified in the Nominating Committee Charter. The Fund also has a standing pricing committee comprised of any one or more of the Trustees, the function of which is to assist in valuing the Fund's investments. The Fund also has a standing compensation committee, the function of which is to establish the appropriate compensation for serving on the Board.

For the fiscal year ended March 31, 2005, the Fund held eight Board meetings, five audit committee meetings, two nominating committee meetings and one compensation committee meeting. There were no pricing committee meetings held during the last fiscal year. All Trustees (except Kenneth A. Himmel) attended at least 75% of all Board and committee meetings held during the last fiscal year. The Fund does not have a formal policy regarding Trustees' attendance at annual meetings of shareholders. Trustees did not attend last year's annual meeting.

Each Trustee who is not an "interested person" (as defined in the 1940 Act) of the Fund receives $17,000 per year, plus $1,000 for each Board meeting attended, and $2,000 for separate committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting. If there is a joint committee meeting of The Dreyfus/Laurel Funds, Inc., The Dreyfus/Laurel Tax-Free Municipal Funds and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") and the Fund, the $2,000 committee meeting fee will be allocated between the Dreyfus/Laurel Funds and the Fund. Each Trustee who is not an "interested person" (as defined in the 1940 Act) also receives $500 for Board meetings and separate committee meetings attended that are conducted by telephone. The Chairman of the Board receives an additional 25% of such compensation. The Fund also reimburses each Trustee who is not an "interested person" (as defined in the 1940 Act) of the Fund for travel and out-of-pocket expenses.

The Fund does not pay any other remuneration to its officers and Trustees, and the Fund does not have a bonus, pension, profit-sharing or retirement plan. The Fund has adopted a Director Emeritus Program whereby a Trustee ("Director") who has served on a Dreyfus-managed fund board (or its predecessor) for a minimum of 10 years and who has reached age 72 is entitled to elect Emeritus status for each such fund board on which he or she then serves. Also, upon reaching age 80 Emeritus status is mandatory. The 10-year prerequisite for service as a fund Director is waived for a Director who reaches age 80 but has not served as a Director for 10 years. Directors Emeritus are entitled to serve in such position for a maximum of 10 years and are paid 50% of the annual retainer fee and 50% of any meeting fees otherwise applicable to the Director, together with reasonable out-of-pocket expenses for each meeting attended, but no payments will be made under the Program if the aggregate net assets of the Dreyfus/Laurel Funds and the Fund are below $100 million at the end of a calendar quarter. Finally, a Director Emeritus is relieved of the formal responsibilities and the potential liability that being a Director ordinarily entails. Francis P. Brennan currently is a Director Emeritus.

The aggregate amount of compensation paid to each Nominee by the Fund for the fiscal year ended March 31, 2005, and by all funds in the Dreyfus Family of Funds for which such Nominee was a Board member for the year ended December 31, 2004, was as follows:

Name of Nominee	Aggregate compensation from the Fund*	Total compensation from the Fund and Dreyfus fund complex paid to Nominee (**)
Joseph S. DiMartino	$30,625	$874,125 (193)
J. Tomlinson Fort	$24,500	$96,000 (23)

   *   Amount does not include reimbursed expenses for attending Board meetings, which amounted to $2,275 for all Trustees as a group.

  **   Represents the number of separate portfolios comprising the investment companies in the fund complex, including the Fund, for which the Nominee served as a Board member.

For the Fund's most recent fiscal year, the aggregate amount of compensation paid by the Fund to each Continuing Trustee who is not a Nominee, and the aggregate amount of compensation paid by all funds in the Dreyfus Family of Funds for which such person was a Board member for the year ended December 31, 2004, is set forth in Exhibit A. Certain other information concerning the Fund's Trustees and officers also is set forth in Exhibit A.

Required Vote

The election of a Nominee for the Fund requires the approval of a majority of shares of the Fund represented in person or by proxy and entitled to vote at the meeting, if a quorum is present.

ADDITIONAL INFORMATION

Selection of Independent Registered Public Accounting Firm

The 1940 Act requires that the Fund's independent registered public accounting firm be selected by a majority of those Trustees who are not "interested persons" (as defined in the 1940 Act) of the Fund. The audit committee has direct responsibility for the appointment, compensation, retention and oversight of the Fund's independent registered public accountants. At meetings held on May 25, 2005, the Fund's audit committee approved and the Fund's Board, including a majority of those Trustees who are not "interested persons" (as defined in the 1940 Act) of the Fund, ratified and approved the selection of KPMG LLP as independent registered public accountants for the fiscal year ending March 31, 2006. KPMG LLP, a major international accounting firm, has acted as independent registered public accountants of the Fund since the Fund's organization. After reviewing the Fund's audited financial statements for the fiscal year ended March 31, 2005, the Fund's audit committee recommended to the Fund's Board that such statements be included in the Fund's Annual Report to Shareholders. A copy of the audit committee's report for the Fund is attached as Exhibit B to this proxy statement.

Independent Registered Public Accountant Fees and Services

The following chart reflects fees to KPMG LLP in the Fund's last two fiscal years. For Service Affiliates (i.e., Dreyfus and any entity controlling, controlled by or under common control with Dreyfus that provides ongoing services to the Fund), such fees represent only those fees that require pre-approval by the audit committee. Certain of such services were not pre-approved prior to May 6, 2003, when the pre-approval requirement became applicable. On and after May 6, 2003, 100% of all services provided by KPMG LLP were pre-approved as required. (For comparative purposes, the fees shown assume that all such services were pre-approved, including services that were not pre-approved prior to the compliance date of the pre-approval requirement.)

	Fund[1]	Service Affiliates[1]
Audit Fees	$75,375/$80,450	N/A
Audited-Related Fees[2]	$20,500/$21,015	N/A
Tax Fees[3]	$1,925/$2,025	$0/$0
All Other Fees	$0/$0	$0/$0
Aggregate Non-Audit Fees[4]	N/A	$2,234,608/$2,476,483

[1] For the years ended March 31, 2004/March 31, 2005 (the Fund's fiscal year end).

[2] Services to the Fund consisted of (i) services rendered in connection with procedures adopted for the Fund's revolving credit and security agreement; and (ii) security counts required by Rule 17f-2 under the 1940 Act.

[3] Services to the Fund consisted of review or preparation of U.S. federal, state, local and excise tax returns.

[4] Services pertaining to audit-related internal control attestation and internal control advisory services provided to affiliates of Dreyfus.

Audit Committee Pre-Approval Policies and Procedures. The Fund's audit committee has established policies and procedures (the "Policy") for pre-approval (within specified fee limits) of KPMG LLP's engagements for non-audit services to the Fund and Service Affiliates without specific case-by-case consideration. Pre-approval considerations include whether the proposed services are compatible with maintaining KPMG LLP's independence. The Policy and services covered therein are considered annually. In addition, proposed services requiring pre-approval but not covered by the Policy are considered from time to time as necessary.

Registered Public Accounting Firm Independence. The Fund's audit committee has considered whether the provision of non-audit services that were rendered to Service Affiliates which did not require pre-approval are compatible with maintaining KPMG LLP's independence.

A representative of KPMG LLP is expected to be present at the meeting, will have the opportunity to make a statement, and will be available to respond to appropriate questions.

Service Providers

Dreyfus, located at 200 Park Avenue, New York, New York 10166, serves as the Fund's investment adviser.

Mellon Bank, N.A., an affiliate of Dreyfus, located at One Mellon Bank Center, Pittsburgh, Pennsylvania 15258, acts as Custodian for the assets of the Fund.

Mellon Investor Services LLC, an affiliate of Dreyfus, located at 85 Challenger Road, Ridgefield Park, New Jersey 07660, acts as the Fund's Transfer Agent and Dividend-Paying Agent.

Voting Information

To vote, please complete, date and sign the enclosed proxy card and mail it in the enclosed, postage-paid envelope. The Fund will bear the cost of soliciting proxies.

In addition to the use of the mails, proxies may be solicited personally or by telephone, and the Fund may pay persons holding shares of the Fund in their names or those of their nominees for their expenses in sending soliciting materials to their principals. Authorizations to execute proxies may be obtained by telephonic or electronically transmitted instructions in accordance with procedures designed to authenticate the shareholder's identity. In all cases where a telephonic proxy is solicited, the shareholder will be asked to provide his or her address and social security number (in the case of an individual) or taxpayer identification number (in the case of a non-individual) and to confirm that the shareholder has received the Fund's proxy statement and proxy card in the mail. Within 72 hours of receiving a shareholder's solicited telephonic voting instructions, a confirmation will be sent to the shareholder to ensure that the vote has been taken in accordance with the shareholder's instructions and to provide a telephone number to call immediately if the shareholder's instructions are not correctly reflected in the confirmation. Shares represented by executed and unrevoked proxies will be voted in accordance with the specifications made thereon, and if no voting instructions are given, shares will be voted "FOR" the proposals.

If a proxy is properly executed and returned accompanied by instructions to withhold authority to vote, represents a broker "non-vote" (that is, a proxy from a broker or nominee indicating that such person has not received instructions from the beneficial owner or other person entitled to vote shares of the Fund on a particular matter with respect to which the broker or nominee does not have discretionary power), or marked with an abstention (collectively, "abstentions"), the Fund's shares represented thereby will be considered to be present at the meeting for purposes of determining the existence of a quorum for the transaction of business. Under Massachusetts law, abstentions do not constitute a vote "for" or "against" a matter and will be disregarded in determining "votes cast" on an issue. A quorum is constituted by the presence in person or by proxy of the holders of a majority of the shares of beneficial interest issued and outstanding and entitled to vote at the meeting.

Any shareholder giving a proxy may revoke it at any time before it is exercised by submitting to the Fund a written notice of revocation or a subsequently executed proxy or by attending the meeting and voting in person.

OTHER MATTERS

The Fund's Board is not aware of any other matter which may come before the meeting. However, should a matter properly come before the meeting, it is the intention of the persons named in the accompanying form of proxy to vote the proxy in accordance with their judgment on such matter.

Proposals that shareholders wish to include in the Fund's proxy statement for the Fund's next Annual Meeting of Shareholders must be sent to and received by the Fund no later than March 7, 2006, at the principal executive offices of the Fund at 200 Park Avenue, New York, New York 10166, Attention: General Counsel. The date after which notice of a shareholder proposal is considered untimely, except as otherwise permissible under applicable law, is May 20, 2006.

Shareholders who wish to communicate with Trustees should send communications to the attention of the Secretary of the Fund, 200 Park Avenue, New York, New York 10166, and communications will be directed to the Trustee or Trustees indicated in the communication or, if no Trustee or Trustees are indicated, to the Chairman of the Board of Trustees.

NOTICE TO BANKS, BROKER/DEALERS AND
VOTING TRUSTEES AND THEIR NOMINEES

Please advise the Fund, in care of Mellon Investor Services LLC, c/o Proxy Services Corporation, 115 Amity Street, Jersey City, New Jersey 07304, whether other persons are the beneficial owners of the shares for which proxies are being solicited and, if so, the number of copies of the proxy statement and other soliciting material you wish to receive in order to supply copies to the beneficial owners of shares.

IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY. THEREFORE, SHARE-HOLDERS WHO DO NOT EXPECT TO ATTEND THE MEETING IN PERSON ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED STAMPED ENVELOPE.

Dated: June 16, 2005

EXHIBIT A
PART I

Part I sets forth information relevant to the Continuing Trustees.

Name (Age) of Continuing Trustee Position with Fund (Since)	Principal Occupation During Past 5 Years	Other Board Memberships and Affiliations	Year Term Expires
CLASS I:			
Kenneth A. Himmel (59) Board Member (1998)	President and CEO, Related Urban Development, a real estate development company (1996-Present)	—	2006
	President and CEO, Himmel & Company, a real estate development company (1980-Present)		
	CEO, American Food Management, a restaurant company (1983-Present)		
Stephen J. Lockwood (58) Board Member (1998)	Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000-Present)	BDML Holdings, an insurance company, *Chairman of the Board*	2006
	Chairman of the Board and CEO, LDG Reinsurance Corporation (1977-2000)	Affiliated Managers Group, an investment management company, *Director*	
Benaree Pratt Wiley (59) Board Member (1998)	President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-Present)	Boston College, *Associate Trustee* The Greater Boston Chamber of Commerce, *Director* Mass Development, *Director* Commonwealth Institute, *Director* Efficacy Institute, *Director* PepsiCo African-American, *Advisory Board* The Boston Foundation, *Director* Harvard Business School, Alumni Board, *Director*	2006

A-1

Name (Age) of Continuing Trustee Position with Fund (Since)	Principal Occupation During Past 5 Years	Other Board Memberships and Affiliations	Year Term Expires
CLASS II:			
James M. Fitzgibbons (70) Trustee (1998)	Chairman of the Board, Davidson Cotton Company (1998-2002)	Bill Barnett Company, an oil and gas exploration company, *Director*	2007
Roslyn M. Watson (55) Trustee (1998)	Principal, Watson Ventures, Inc., a real estate investment company (1993-Present)	American Express Centurion Bank, *Director* The Hyams Foundation Inc., a Massachusetts Charitable Foundation, *Trustee* National Osteoporosis Foundation, *Trustee*	2007

The table below indicates the dollar range of each Continuing Trustee's ownership of Fund shares and shares of other funds in the Dreyfus Family of Funds for which he or she is a Board member, in each case as of December 31, 2004.

Name of Continuing Trustee	Fund Shares	Aggregate Holdings of Funds in the Dreyfus Family of Funds for which Responsible as a Board Member
James M. Fitzgibbons	None	Over $100,000
Kenneth A. Himmel	None	None
Stephen J. Lockwood	None	None
Roslyn M. Watson	None	None
Benaree Pratt Wiley	None	None

As of December 31, 2004, none of the Continuing Trustees or their immediate family members owned securities of Dreyfus or any person (other than a registered investment company) directly or indirectly controlling, controlled by or under common control with Dreyfus.

The address of each Continuing Trustee is 200 Park Avenue, New York, New York 10166. Each Continuing Trustee will continue to serve as a Trustee after this meeting.

Compensation Table. The aggregate amount of compensation paid to each Continuing Trustee by the Fund for the fiscal year ended March 31, 2005 and by all funds in the Dreyfus Family of Funds for which such Continuing Trustee was a Board member for the year ended December 31, 2004, was as follows:

Name of Continuing Trustee	Aggregate compensation from the Fund*	Total compensation from the Fund and Dreyfus fund complex paid to Continuing Trustee(**)
James M. Fitzgibbons	$24,500	$96,000 (23)
Kenneth A. Himmel	$22,500	$88,000 (23)
Stephen J. Lockwood	$24,500	$97,500 (23)†
Roslyn M. Watson	$24,500	$96,000 (23)
Benaree Pratt Wiley	$24,500	$95,500 (23)

* Amount does not include reimbursed expenses for attending Board meetings, which amounted to $2,275 for all Trustees as a group.

** Represents the number of separate portfolios comprising the investment companies in the fund complex, including the Fund, for which the Continuing Trustee served as a Board member.

† Amount includes $2,500 received in connection with serving on a special Committee of Representative Board Members of the funds in the Dreyfus Fund Complex in connection with the adoption of the Fund's Compliance Program. The Fund's pro rata portion of that fee is not reflected in the aggregate compensation from the Fund.

PART II

Part II sets forth information relevant to the executive officers of the Fund. Each officer of the Fund shall hold office until his or her successor is elected and has qualified.

Name and Position with Fund (Since)	Age	Principal Occupation and Business Experience For Past Five Years
STEPHEN E. CANTER President (2000)	59	Chairman of the Board, Chief Executive Officer, and Chief Operating Officer of Dreyfus, and an officer of 90 investment companies (comprised of 184 portfolios) managed by Dreyfus. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of Dreyfus. Mr. Canter has been an employee of Dreyfus since May 1995.
STEPHEN R. BYERS Executive Vice President (2002)	51	Chief Investment Officer, Vice Chairman and a Director of Dreyfus, and an officer of 90 investment companies (comprised of 184 portfolios) managed by Dreyfus. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of Dreyfus. Mr. Byers has been an employee of Dreyfus since January 2000.
MARK N. JACOBS Vice President (2000)	59	Executive Vice President, General Counsel and Secretary of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. Mr. Jacobs has been an employee of Dreyfus since June 1977.
JAMES WINDELS Treasurer (2001)	46	Director — Mutual Fund Accounting of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. Mr. Windels has been an employee of Dreyfus since April 1985.

Name and Position with Fund (Since)	Age	Principal Occupation and Business Experience For Past Five Years
STEVEN F. NEWMAN Secretary (2000)	55	Associate General Counsel and Assistant Secretary of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. Mr. Newman has been an employee of Dreyfus since July 1980.
JAMES BITETTO Assistant Secretary (2004)	38	Assistant General Counsel and Assistant Secretary of Dreyfus, and an officer of 4 investment companies (comprised of 23 portfolios) managed by Dreyfus. Mr. Bitetto has been an employee of Dreyfus since December 1996.
ROBERT R. MULLERY Assistant Secretary (2004)	53	Associate General Counsel of Dreyfus, and an officer of 24 investment companies (comprised of 58 portfolios) managed by Dreyfus. Mr. Mullery has been an employee of Dreyfus since May 1986.
JEFF PRUSNOFSKY Assistant Secretary (2000)	40	Associate General Counsel of Dreyfus, and an officer of 24 investment companies (comprised of 88 portfolios) managed by Dreyfus. Mr. Prusnofsky has been an employee of Dreyfus since October 1990.
MICHAEL A. ROSENBERG Assistant Secretary (2000)	45	Associate General Counsel of Dreyfus, and an officer of 88 investment companies (comprised of 193 portfolios) managed by Dreyfus. Mr. Rosenberg has been an employee of Dreyfus since October 1991.
ERIK D. NAVILOFF Assistant Treasurer (2002)	37	Senior Accounting Manager — Taxable Fixed Income Funds of Dreyfus, and an officer of 18 investment companies (comprised of 74 portfolios) managed by Dreyfus. Mr. Naviloff has been an employee of Dreyfus since November 1992.

Name and Position with Fund (Since)	Age	Principal Occupation and Business Experience For Past Five Years
KENNETH J. SANDGREN Assistant Treasurer (2001)	50	Mutual Funds Tax Director of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. Mr. Sandgren has been an employee of Dreyfus since June 1993.
JOSEPH W. CONNOLLY Chief Compliance Officer (2004)	47	Chief Compliance Officer of Dreyfus and The Dreyfus Family of Funds (91 investment companies, comprising 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He has served in various capacities with Dreyfus since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

The address of each officer of the Fund is 200 Park Avenue, New York, New York 10166

PART III

Part III sets forth information for the Fund regarding the beneficial ownership of its shares as of June 1, 2005 by Nominees, Continuing Trustees and officers of the Fund owning shares on such date and by shareholders owning 5% or more of the Fund's outstanding shares.

As of June 1, 2005, the following Nominees, Continuing Trustees and officers owned shares in the Fund as indicated below:

Nominees	Shares of Beneficial Interest Owned
Joseph S. DiMartino	50,000

Continuing Trustees
None

Officers
None

As of June 1, 2005, the Fund's Nominees, Continuing Trustees and officers, as a group, beneficially owned less than 1% of the Fund's outstanding shares. To the Fund's knowledge, no person owned beneficially 5% or more of the outstanding shares of beneficial interest of the Fund on June 1, 2005. Cede & Co., Bowling Green Station, New York, NY, held of record approximately 98.30% of the outstanding shares of beneficial interest of the Fund, as of that date.

Section 16(a) Beneficial Ownership Reporting Compliance

Under Section 16(a) of the Securities Exchange Act of 1934, as amended, Section 30(h) of the 1940 Act, and Securities and Exchange Commission ("SEC") regulations thereunder, the Fund's officers and Trustees, persons owning more than 10% of the Fund's shares of beneficial interest, and certain additional persons outlined in Section 30(h) of the 1940 Act are required to report their transactions in the Fund's shares to the SEC, the New York Stock Exchange and the Fund. Based solely on written representations of such persons and on copies of reports that have been filed with the SEC, the Fund believes that, during the fiscal year ended March 31, 2005, all filing requirements applicable to such persons were complied with.

EXHIBIT B

Dreyfus High Yield Strategies Fund

May 25, 2005

REPORT OF THE AUDIT COMMITTEE

The audit committee oversees the Fund's financial reporting process on behalf of the Board of Trustees. Management has the primary responsibility for the financial statements and the reporting process including the systems of internal controls. In fulfilling its oversight responsibilities, the committee reviewed the audited financial statements in the Annual Report with management including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The committee reviewed with the independent registered public accounting firm, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Fund's accounting principles and such other matters as are required to be discussed with the committee under the standards of the Public Company Accounting Oversight Board (United States). In addition, the committee has discussed with the independent registered public accountants the registered public accountants' independence from management and the Fund, including the registered public accountants' letter and the matters in the written disclosures required by the Independence Standards Board, and considered the compatibility of non-audit services with the registered public accountants' independence.

The committee discussed with the Fund's independent registered public accountants the overall scope and plans for the audits. The committee met with the independent registered public accountants, with and without management present, to discuss the results of their audits, their evaluations of the Fund's internal controls, and the overall quality of the Fund's financial reporting.

In reliance on the reviews and discussions referred to above, the committee recommended to the Board of Trustees (and the Board has approved) that the audited financial statements be included in the Annual Report to Shareholders for the year ended March 31, 2005. The committee and the Board also have approved the selection of KPMG LLP as the Fund's independent registered public accountants.

J. Tomlinson Fort, Audit Committee Chair	Stephen J. Lockwood, Audit Committee Member
Joseph S. DiMartino, Audit Committee Member	Roslyn M. Watson, Audit Committee Member
James M. Fitzgibbons, Audit Committee Member	Benaree Pratt Wiley, Audit Committee Member
Kenneth A. Himmel, Audit Committee Member	



Please mark Box in blue or black ink.

Please Mark Here for Address Change or Comments ☐
SEE REVERSE SIDE

1. Election of Trustees

FOR ALL Nominees listed below (except as marked to the contrary)	**WITHHOLD AUTHORITY** For All Nominees listed below
☐	☐

Nominees are:
Class III - 01 Joseph S. DiMartino and 02 J. Tomlinson Fort

WITHHELD FOR (write name of nominee in space provided below)

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2. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting or any adjournment(s) thereof.

By signing this proxy card, receipt of the accompanying Notice of Annual Meeting of Shareholders and Proxy Statement is acknowledged.

THIS PROXY IS SOLICITED BY THE FUND'S BOARD OF TRUSTEES AND WILL BE VOTED FOR THE ABOVE PROPOSAL UNLESS OTHERWISE INDICATED.

Signature(s) should be exactly as name or names appearing on this proxy. If shares are held jointly, each holder should sign. If signing is by attorney, executor, administrator, trustee or guardian, please give full title.

Dated:______________________________, 2005

____
Signature(s)

____
Signature(s)

Sign, Date and return the Proxy Card Promptly using the Enclosed Envelope

▲ FOLD AND DETACH HERE ▲

DREYFUS HIGH YIELD STRATEGIES FUND

The undersigned shareholder of Dreyfus High Yield Strategies Fund (the "Fund") hereby appoints Robert R. Mullery and James Bitetto, and each of them, the attorneys and proxies of the undersigned, with full power of substitution, to vote, as indicated herein, all of the shares of the Fund standing in the name of the undersigned at the close of business on June 1, 2005 at the Annual Meeting of Shareholders to be held at the offices of The Dreyfus Corporation, 200 Park Avenue, 7th Floor West, New York, New York, commencing at 10:00 a.m. on Thursday, August 4, 2005; and at any and all adjournments thereof, with all of the powers the undersigned would possess if then and there personally present and especially (but without limiting the general authorization and power hereby given) to vote as indicated on the proposal, as more fully described in the Proxy Statement for the meeting.

Address Change/Comments (Mark the corresponding box on the reverse side)

▲ **FOLD AND DETACH HERE** ▲

DREYFUS HIGH YIELD STRATEGIES FUND

IMPORTANT

PLEASE ACT PROMPTLY
SIGN, DATE AND MAIL YOUR PROXY CARD(S) TODAY.

No matter how many shares you own, your vote is important. Voting can also help the Fund save money. To hold a meeting, a quorum must be represented. Voting today can save the fund the expense of another solicitation for proxies required to achieve a quorum.

Please note that if you hold more than one account in the Fund, a proxy card will be sent to you for each of your accounts. You should sign and return each proxy card in order for all votes to be counted.

Thank you for your interest in the Fund.

854PrxyB98